Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact:	Media Contact:
Debbie Passik William Dunk & Partners (919) 929 – 4100 advisors@beecom.net	Sue Bohle The Bohle Company (310) 785 – 0515 Ext. 223 sue@bohle.com

ZINDART LIMITED ANNOUNCES RESULTS OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

     SAN FRANCISCO – September 30, 2004 — Zindart Limited (Nasdaq NM: ZNDT) today announced the results of voting at the company’s annual general meeting of shareholders, held this morning in San Francisco, Calif. The results of the voting were as follows:

     1.      The motion to approve the company’s audited financial statements for the year ended March 31, 2004 was carried;

     2.      The motion to re-elect Leo Paul Koulos to the board of directors was carried;

     3.      The motions to re-elect Takaaki Ohya, Gordon Seow, Robert Theleen, Victor Yang and David Yu were not carried;

     4.      The motion to allow the company’s board of directors to issue additional Ordinary Shares until the date of the company’s next annual general meeting was not carried; and

     5.      The motion to re-appoint KPMG as the company’s independent auditors for the fiscal year ending March 31, 2005 was carried.

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     Mr. Koulos is the only director currently in office.

     Mr. Koulos stated, “I intend to develop a slate of new directors and propose them for election at an extraordinary general meeting of the shareholders, to be held during the current fiscal quarter if at all possible. In the interim, I intend to appoint an independent second director of the company, to serve with me until the extraordinary general meeting.

     “Obviously the shareholders have spoken and we must listen to the mandate they have given us. I take my responsibility to find new leadership for Zindart very seriously. I intend to identify quickly a new board of directors that the holders of a majority of the company’s shares will fully support.

     “It is also essential to provide continuity to the business at this critical time. I have therefore asked Peter Gardiner to postpone his retirement and to continue as Chief Executive Officer (CEO) during the interim period. Once a new board of directors has been elected, they will be tasked with selecting a candidate to be the long-term CEO for the company,” Mr. Koulos concluded.

     Mr. Koulos asked that any shareholder wishing to submit a candidate for consideration as a nominee to the Zindart Board of Directors submit the candidate’s name, resume, contact information and written consent to serve on Zindart’s board of directors if elected, to the company’s corporate secretary:

     Ms. Rosa Tam
     Preston|Gates|Ellis — Solicitors
     35th Floor, Two International Finance Centre
     8 Finance Street
     Central, Hong Kong
     Tel: (852) 2230 3500
     Fax: (852) 2511 9515
     rosatam@prestongates.com.hk

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About Zindart

     Zindart Limited is a global manufacturer, supplying a wide range of plastic and die-cast products, both under its own brands and for large consumer products companies.

     Zindart’s operating divisions include Corgi Classics Limited and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that require rapid, high-volume delivery.

     Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

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Certain statements in this release are forward-looking, including statements regarding potential transactions involving Zindart’s Corgi Classics subsidiary. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart’s products, changes in economic conditions, dependence on certain customers and other risks described in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.